February 14, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Hallmark Financial Services, Inc.
Registration Statement on Form S-3
File No. 333-171696

Dear Mr. Riedler:

On behalf of Hallmark Financial Services, Inc. (the "Company"), set  forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement set forth in your letter dated February 3, 2011.  For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

1.
We note your response to our prior comments.  However, Item 10(d) of Regulation S-K does not allow incorporation by reference of a periodic report that has been on file with the Commission for more than five years.  Therefore, we ask that you please expand the disclosure in your current registration statement to include the discussion of the private placement transactions in which each of the selling shareholders, Newcastle Special Opportunity Fund I and Newcastle Special Opportunity Fund II, obtained the shares that are the subject of this resale registration statement.

RESPONSE:

The Company proposes to add the following disclosure immediately following the selling stockholder table on Page 10 in lieu of the current first sentence:

“We are registering these shares pursuant to a Registration Rights Agreement entered into with each of Newcastle Special Opportunity Fund I, L.P. and Newcastle Special Opportunity Fund II, L.P. in connection with the private placement to them of $25.0 million of convertible debt securities in January 2006.  In May 2006, Newcastle Special Opportunity Fund I, L.P. and Newcastle Special Opportunity Fund II, L.P. each converted the principal and accrued interest of such debt securities into the shares of our common stock offered hereby.”

We trust that the foregoing responds sufficiently to the Staff's comments.  If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 817-348-1600.

Very truly yours,

/s/ Jeffrey R. Passmore
Jeffrey R. Passmore Senior Vice President and Chief Accounting Officer

cc:	Mark J. Morrison, Chief Executive Officer
Cecil R. Wise, General Counsel
Steven D. Davidson, Esq.